CYNTHIA R. BEYEA

DIRECT LINE: 202.383.0472

E-mail: cynthia.beyea@sutherland.com

October 2, 2015

Via EDGAR

Asen Parachkevov, Esq.

Attorney Adviser

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	NorthStar Global Corporate Income Fund

Registration Statement on Form N-2

File Nos.: 333-206018; 811-23081

Dear Mr. Parachkevov:

On behalf of NorthStar Global Corporate Income Fund (the “Fund”), set forth below are the Fund’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Fund in a letter, dated August 28, 2015, regarding the Fund’s Registration Statement on Form N-2 (the “Registration Statement”), that was filed with the SEC on July 31, 2015. The Staff’s comments are set forth below in italics and are followed by the Fund’s responses. The revisions to the Registration Statement referenced below are set forth in pre-effective amendment no. 1 to the Registration Statement, filed concurrently herewith. Defined terms used but not defined herein are intended to have the meaning ascribed to them in the Registration Statement.

General

Comment 1:  We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response:     The Fund acknowledges the Staff’s comment.

ATLANTA	AUSTIN	GENEVA	HOUSTON	LONDON	NEW YORK	SACRAMENTO	WASHINGTON D.C.

Asen Parachkevov, Esq.

October 2, 2015

Comment 2:  The Fund’s name includes the term “global.” Please expressly describe how the Fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States. In addition, the Fund is part of a master-feeder structure, with NorthStar Global Corporate Income Master Fund being defined as the “Fund.” Please revise the definitions to make that distinction clear.

Response:     The Fund believes that its approach to investing in connection with the inclusion of the term “global” in its name is consistent with Rule 35d-1 and the above-mentioned release. The Fund does not believe it is required to agree to invest a specific percentage of its assets outside the United States and wishes to retain the flexibility to invest globally in any country and with respect to any percentage of its investments based on the then-current market conditions. As noted in the Registration Statement and under current market conditions, the Fund intends to focus its investments in North America and Europe and, therefore, intends that its investments will be tied economically to a number of countries throughout the world.

The Fund has also revised the Registration Statement to utilize the terms “Fund” and “Master Fund” as applicable.

Comment 3:  Please explain in your response whether the CLO vehicles in which the Fund intends to invest would be deemed to be investment companies under the 1940 Act but for the exceptions set forth in Section 3(c)(1) or 3(c)(7). Please explain to us why the Fund should not be subject to the same limits regarding investor qualifications (e.g. accredited investors and investment minimums) as registered funds of hedge funds and registered funds of private equity funds. We may have additional comments.

Response:     The Fund advises the Staff on a supplemental basis that it does not believe that the limitations regarding investor qualifications that the Staff has imposed on registered funds of hedge funds and registered funds of private equity funds (collectively, the “private funds”) would be necessary or appropriate with respect to the Fund given: (i) the significant structural differences between those types of private funds on the one hand and collateralized loan obligation (“CLO”) vehicles in which the Fund intends to invest on the other hand, (ii) the significantly greater liquid market that exists for the types of CLO investments the Fund intends to hold, and (iii) the fact that the Fund’s proposed investment activities are consistent with other registered, publicly-traded and non-traded funds, including substantially similar non-traded closed-end funds and business development companies (“BDCs”), that have taken significant positions in CLO vehicles.

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October 2, 2015

Structural Differences between Private Equity and Hedge Funds and CLO Vehicles

CLO vehicles are not managed in nearly the same way that private funds are managed. Specifically, CLO vehicles are governed by their indentures, which significantly limit the ability of any collateral manager to deviate beyond a very tightly-drawn set of parameters with regard to the assets held by that CLO vehicle.

Examples of the specific limitations contained within all CLO indentures include limitations on the type and concentration of their holdings, the credit ratings, weighted average lives, diversity score and market values of those holdings and the extent of and timing with which those assets are replaced by other assets within that CLO vehicle. Those indenture provisions are monitored by an independent trustee, which is typically a major financial institution, that is responsible for ensuring the CLO vehicle’s compliance with those provisions at all times. Independent credit rating agencies, such as Fitch Ratings, Inc., Moody's Investors Service, Inc., and Standard & Poor's Financial Services LLC, also review and provide input on the indenture provisions, structure and modeling assumptions of CLO vehicles to ensure the creditworthiness of the securities issued to investors and to provide their ratings on the CLO liabilities. Credit rating agencies continue to monitor a CLO vehicle’s performance through its life with the ability to downgrade or withdraw their ratings if necessary. Managers of private funds have vastly greater latitude with regard to both their choice of investments and the management and disposition of those assets, and correspondingly are entitled to significantly greater management fees than investment advisers that manage CLO vehicles. Notably, management fees for collateral managers of CLO vehicles are typically in a range of 10% to 25% of the fees payable by a typical private fund. Performance fees for collateral managers of CLO vehicles are typically based on aggregate internal rates of return / total distributions (cashflow) above a cumulative total return hurdle.

In addition, CLO vehicles are generally formed with a substantially ramped investment portfolio that can be evaluated by an investor at inception, as opposed to private funds which draw down capital from investors over time to make investments identified by their respective fund managers. As a result, investors in private funds frequently have little or no prior knowledge as to what those funds ultimately acquire for their investment portfolio. In contrast, the Fund will consider a CLO vehicle’s portfolio of loan assets prior to making any investment. In those cases where the Fund will purchase CLO interests in the secondary market, that CLO’s portfolio will be fully known to the Fund. Also, in view of the restrictions on investment and reinvestment by CLO managers discussed above, the Fund will benefit from a high degree of certainty regarding the nature of a CLO vehicle’s future portfolio.

Liquid Market for CLO Investments

There exists a long-standing and active secondary trading market for the debt and equity tranches of CLO vehicles, which provides significantly greater liquidity to their investors than

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October 2, 2015

typical private funds. In particular, private funds generally restrict an investor’s ability to transfer their interest to other investors. In contrast, debt and equity investments in CLO vehicles can typically be traded among investors in much the same manner as Rule 144A syndicated debt investments, which allows an investor to exit a CLO investment relatively quickly. Active and long-term participants and market makers in the trading market for CLO debt and equity investments include firms such as Goldman Sachs, Morgan Stanley, Citibank, Bank of America Merrill Lynch, Wells Fargo, Credit Suisse, JP Morgan, Deutsche Bank and Nomura and a wide range of hedge funds and specialty finance companies.

As a result of that active market, the Fund believes that it will be able to exit its CLO investments within a few days at then prevailing market rates. This contrasts starkly with the situation of private funds, for which typically there is little or no liquidity at all for investors, which requires such investors to wait multiple years to exit their investment in the private fund. As such, the Fund believes it will have the ability to move in and out of CLO positions, which will allow for a level of active management at the Fund level that is not present in a fund of private funds where fund assets are typically locked-in to underlying investments for several years.

Similarity to BDCs and other Closed-End Funds

The Fund’s proposed investment activities are consistent with the operation of BDCs and other registered closed-end funds, which are active investors in the equity tranches of CLO vehicles, and with registered funds that invest in syndicated corporate loans, which are the type of loans held by CLO vehicles. The Fund believes that syndicated loans, bilateral loans, CLO vehicles and various other types of equity and debt securities, all of which are subject to limitations regarding investor qualifications, represent the vast majority of the portfolio investments of BDCs and certain other registered closed-end funds that operate in a manner similar to the way in which the Fund proposes to operate. Similar to the Fund’s proposed CLO investments, syndicated and bilateral debt investments would typically not be available to individual investors. Nevertheless, the Staff has refrained from imposing any investor restrictions on BDCs or similar registered funds that invest in such private debt investments. The Fund believes that it should be treated in a manner consistent with BDCs and similar registered funds that invest in less liquid privately issued securities, without being subjected to the types of investor restrictions associated with the more complex structures of true funds of private funds.

In view of the foregoing, the Fund respectfully advises the Staff that it does not believe that the Staff’s position with respect to investor qualifications for registered funds of private funds should be extended to registered closed-end funds, such as the Fund, that invest in the debt and equity of CLO vehicles.

Comment 4:  It is disclosed that the NSAM Adviser is a recently formed Jersey limited company that will be a registered investment adviser under the Advisers Act prior to

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October 2, 2015

commencement of the offering. In your response, please inform Staff about the status of the adviser’s registration. Also, please see Item 9.2 of Form N-2 and provide all required disclosures (to the extent applicable).

Response: NSAM Adviser will register as a non-resident adviser prior to the effectiveness of the Fund. NSAM Adviser does not have any assets, but is the wholly-owned, indirect subsidiary of a publically-traded U.S. Company. Thus, NSAM Adviser does not believe additional disclosure is necessary pursuant to Item 9.2.

Comment 5:  The Registration Statement discloses that since 2011 an affiliate of the sub-adviser has been under investigation by the SEC and the DOJ for possible FCPA violations. Has counsel determined there is no material risk to the Fund and that the investigation and possible sanctions against the affiliate would not have an adverse effect on Fund operations, for example resulting in changes in the sub-adviser’s personnel?

Response:     The Fund acknowledges its disclosure obligations with respect to the Sub-Adviser and will work with Fund counsel to ensure disclosure satisfies the requirements of Item 12 of Form N-2, including whether such aforementioned investigations are likely to have a material adverse effect upon: (1) the ability of the sub-adviser to perform its sub-advisory agreement with the Fund; or (2) the Fund.

Comment 6:  Please advise the Staff if you expect to submit an exemptive application or no-action request in connection with your Registration Statement. In particular, please inform the Staff if the registrant intends to request exemptive relief from various provisions of the 1940 Act in order or issue multiple classes of shares.

Response:     The Fund does not currently expect to submit an exemptive application or no-action request in connection with the Registration Statement. The Fund does not intend to request exemptive relief to issue multiple classes of shares. The Fund advises the Staff on a supplemental basis that the two classes of the Fund’s common shares have identical rights with respect to voting, distribution of assets and the payment of dividends. Specifically, the classes are intended solely to clarify for potential investors the different sales loads that may be charged for an investment in the Fund, depending on the nature of the investor involved. The Fund notes that it could likewise charge different sales loads for different classes of investors, even if it had only a single class of common shares. The Fund therefore believes that none of the two classes of its common shares should be viewed as a “senior security” within the meaning set forth in Section 18(g) under the 1940 Act, and that its use of two classes of common shares is consistent with both the plain language and the spirit of Section 18(c) under the 1940 Act.

Comment 7:  Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the Registration Statement.

Asen Parachkevov, Esq.

October 2, 2015

Response:     The Rule 5110 Filing has been made with FINRA and FINRA will review the proposed underwriting terms and arrangements.

Comment 8:  In various places in the Registration Statement, it is disclosed that the Fund may purchase and sell a variety of derivatives instruments. In these sections and in the sections discussing the Fund’s investment strategy, please specifically describe the Fund’s use of derivatives in a manner customized to proposed Fund operations. Please describe the risks applicable to the derivative instruments expected to be used. The Division of Investment Management has made a number of observations about derivative related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.1 Please review the observations set forth in that letter and revise your disclosure concerning the use and risks of derivatives.

Response:     The Registration Statement has been revised to remove generic references to derivatives and to indicate those types of instruments in which the Fund may invest. The Fund has no current intention to use derivatives instruments as part of its principal investment strategy and believes the limited disclosure contained in the Registration Statement is appropriate.

Comment 9:  Please confirm that the Fund does not intend to issue preferred stock or convertible securities in the 12 months following effectiveness of the Registration Statement.

Response:     The Fund does not intend to issue preferred shares or convertible securities in the 12 months following the effectiveness of the Registration Statement.

Cover Page

Comment 10:  In the first bullet, please explain that the share repurchase program may be terminated at any time.

Response:     The requested change has been made to the registration statement.

Comment 11:  The second bullet describes a potential liquidity event. Please include a statement that the NSAM Adviser faces conflicts of interest relating to the timing of such potential event, for example because such liquidity event will result in the termination of fee income payments to the adviser. Please describe all applicable conflicts in the appropriate sections of the Registration Statement.

Response:     The completion of a liquidity event is in the sole discretion of the Board and not the NSAM Adviser. Therefore, the Fund does not believe that the NSAM Adviser faces any conflicts of interest relating to the timing of such potential event.

Asen Parachkevov, Esq.

October 2, 2015

Comment 12:  The fifth bullet explains that distributions may result from expense reimbursements from the adviser and the sub-adviser, which would be subject to repayment by the Fund. Please provide the expense reimbursement agreement for review by Staff. Please provide your analysis confirming that such agreement contains conditions on the adviser’s and sub-adviser’s ability to receive recoupment of previously waived fees and/or reimbursed expenses in accordance with the “Investment Companies Industry Developments – 2013/2014” Audit Risk Alter of the American Institute of Certified Public Accountants.

Response:     The Fund does not intend to enter into an expense reimbursement agreement. Any reference to same has been deleted accordingly.

Comment 13:  In the pricing table, please include a separate line item for the amount of estimated organization and offering expenses to be paid by the Fund. Please clarify that such expenses will be borne indirectly by shareholders. Given that the Registration Statement indicates a multi-class structure, please include pricing information for both classes and clarify which particular class is being offered pursuant to the Registration Statement.

Response:     We respectfully submit that pursuant to Instruction 6 to Item 1.1.g. of Form N-2, the total of other expenses of issuance and distribution called for by Item 27 of Form N-2 is to be set forth in a note to the proceeds column and not as a separate line item as requested. As such, we added the following to footnote 3: “Shareholders will indirectly bear such fees and expenses.” Both classes are being offered in this Registration Statement. We made adjustment to the pricing table to clarify how the pricing information applies to each class.

Comment 14:  In the “Securities Offered” subsection, please clarify if investor funds will be deposited in an interest bearing escrow account. Please explain under what conditions an investor may rescind a purchase order.

Response:     Investor funds will be deposited in an interest bearing escrow account and this information has been added to the cover page. The Fund has no intention to provide investors with an option to rescind a purchase order after the Fund receives a subscription payment.

Comment 15:  It is disclosed that NorthStar affiliates may purchase shares pursuant to the Distribution Support Agreement and that such purchases will be counted towards meeting the Minimum Offering Requirement. Please provide your analysis as to whether such purchases meet the requirements of Rules 10b-9 and 15c2-4 of the Securities Exchange Act of 1934.

Response:     The Fund will not make any distribution payments prior to meeting its Minimum Offering Requirement. All monies received by the Fund from any shares purchased under the Distribution Support Agreement prior to the breaking escrow will be used for investment purposes once the Fund breaks escrow.

Asen Parachkevov, Esq.

October 2, 2015

Comment 16:  Please disclose that purchasers in the initial offering will experience immediate dilution. Include additional discussion in the appropriate section of the prospectus that discusses the dilutive effect of the offering on immediate purchasers and cross-reference to that section on the Cover Page.

Response:     The requested change has been made to the registration statement.

Summary of Terms

Comment 17:  The Summary of Terms contains lengthy disclosure regarding the adviser’s and sub-adviser’s management of other investment companies and expertise developed in operating such companies, including claims that past results demonstrate proven ability to raise and deploy capital. Such disclosures are potentially misleading and not sufficiently relevant to be included in the Summary of Terms section. Further, it is stated that NorthStar “has become a leading sponsor of alternative investment programs.” Please explain the basis for this claim. Similar statements regarding the adviser’s and/or sub-adviser’s sophistication, experience and successful execution of unrelated investment strategies should also be removed.

Response:  The above referenced disclosures have been removed in response to the Staff’s comment.

Comment 18:  With respect to the sub-adviser, it is stated that the NSAM Adviser has the ability to override and reverse investment decisions made by the sub-adviser. In your response, please explain to the Staff under what circumstances this may occur.

Response:     As disclosed in the Registration Statement and in the Advisory Agreement, NSAM Adviser has ultimate responsibility for the investments of the Fund. In connection with such responsibility, if NSAM Adviser determines that overriding or reversing a decision made by the Sub-Adviser is in the best interest of the Fund and the Fund’s shareholders, it may do so.

Summary of Terms

Comment 19:  The “Portfolio Composition” subsection states that the Fund “may hold select positions in equity securities ... that the Fund receives in exchange for its credit instruments as part a reorganization process.” Does the principal strategy contemplate

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October 2, 2015

investments in defaulted or partially defaulted debt? If so, please make corresponding changes to the relevant sections describing the Fund’s principal investment strategy.

Response:     The Fund’s principal investment strategy does not currently contemplate investments in defaulted or partially defaulted debt. Given that risk of default is always a risk in connection with a debt investment, and that receipt of equity in connection with a reorganization of such defaulted debt is also a possibility, the Fund added the above referenced disclosure to make investors aware that, while the Fund does not intend to invest in equity securities, it is possible that the Fund may, at some point, hold positions in equity securities.

Comment 20:  It is disclosed that the Fund intends to invest its “excess funds” in money market instruments, commercial paper, certificates of deposit and bankers’ acceptances, among other instruments.” Please explain what constitutes “excess funds.”

Response:     The term “excess funds” has been replaced with “uninvested cash.”

Comment 21:  In the “Market Opportunities” subsection, the disclosure states that between 2015 and 2021, “over $2 trillion of U.S. and European corporate credit maturities are anticipated to come due.” Please cite the source of this information.

Response:     As requested a source of this information has been cited.

Comment 22:  In the “Management and Incentive Fees” subsection, it is disclosed that the Management Fee is calculated on the Fund’s average gross assets, excluding cash and cash equivalents but including assets directly and indirectly using leverage. Please explain to the Staff how built-in leverage that is obtained through the use of derivatives will be treated for the purposes of calculating the management fee. We may have additional comments.

Response:     Built-in leverage will not be included in the calculation of the management fee. The related disclosure has been deleted accordingly.

Comment 23:  With respect to the Fund Administration Agreement, it is disclosed that the NSAM Adviser will be reimbursed for administration expenses, including compensation payable by NorthStar to the Fund’s chief financial officer, chief compliance officer, treasurer secretary and other administrative personnel, and that the funds will also reimburse the NSAM Adviser for “routine non-compensation overhead expenses.” In your response, please explain

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October 2, 2015

how compensation payable to the funds’ executive officers will be determined, i.e., whether the funds will be allocated a portion of costs associated with compensation paid to executive officers and other administrative personnel. Please describe the “routine non-compensation overhead expenses” for which the funds are responsible. We may have additional comments.

Response:     NSAM Adviser allocates, in good faith, indirect costs to the Fund related to NSAM Adviser’s employees, occupancy and other general and administrative costs and expenses in accordance with the terms of, and subject to the limitations contained in, the Administration Agreement and Advisory Agreement with NSAM Adviser. The indirect costs include the Fund’s allocable share of NSAM Adviser’s compensation and benefit costs associated with dedicated or partially dedicated personnel who spend all or a portion of their time managing the Fund’s affairs, based upon the percentage of time devoted by such personnel to the Fund’s affairs. The indirect costs also include rental, technology, office supplies and other general and administrative costs and expenses. NSAM Adviser allocates these costs to the Fund relative to its and its affiliates’ other managed companies in good faith and will review the allocation with the Fund’s Board of Trustees, including its independent trustees. NSAM Adviser will update the Board on a quarterly basis of any material changes to the expense allocation and will provide a detailed review to the Board, at least annually, and as otherwise requested by the Board.

Comment 24:  In the “Conflicts of Interest” subsection, please add a bullet to disclose conflicts associated with the use of leverage, specifically that the Management Fee and Incentive Fee incentivize the adviser and sub-adviser to make and recommend speculative investments and to incur leverage.

Response:     The requested change has been made to the registration statement.

Comment 25:  In the subsection detailing risks related to the Fund’s investment in rated or unrated securities, please clarify that the Fund intends to invest in below investment grade securities and explain that such securities are often referred to as “junk.”

Response:     The requested change has been made to the registration statement.

Comment 26:  With respect to risks related to the Fund’s investments in CLOs, please include additional disclosure discussing risks related to equity and junior debt tranches of CLOs. Please highlight the special risks associated with investing in such instruments; e.g. that such investments are highly levered, that they may be riskier and less transparent than direct

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October 2, 2015

investments in underlying loans, that they may be illiquid, that the Fund will have limited control over the CLO vehicles, etc.

Response:     The requested disclosure has been added to the Registration Statement.

Comment 27:  The disclosure states that investments in foreign securities “may involve significant risks in addition to risks inherent in U.S. investments.” Please explain what those risks are.

Response:     The bullet point regarding the risk of foreign securities has been revised to directly state the risks of investment in foreign securities.

Comment 28:  With respect to risks associated with investments in original issue discount securities, please also explain that income from such investments will be used in determining whether the Fund has met its hurdle rate, which in turn may allow the adviser to receive fee income under the “catch-up” provision even though the Fund has not received cash income.

Response:     The bullet point regarding original issue discount has been revised.

Comment 29:  It is disclosed that “certain investments” may expose the Fund to counterparty risk. Please explain which types of investments specifically give rise to such risk.

Response:     The disclosure has been revised as requested.

Comment 30:  The disclosure states that the NSAM Adviser, the sub-adviser and their respective affiliates, including executive officers and some of the trustees, “will face conflicts of interest caused by compensation arrangements with the Trust and its affiliates.” Please explain how such compensation arrangements give rise to conflicts with respect to each category of persons listed.

Response:     The requested explanation has been included in the Registration Statement.

Asen Parachkevov, Esq.

October 2, 2015

Summary of Fees and Expenses

Comment 31:  In footnote 5, please explain how the “catch-up” component of the Incentive Fee is calculated. Please remove the last sentence referring to the expense example.

Response:     The requested changes have been made to the Registration Statement.

Comment 32:  Please explain whether interest and dividend expenses associated with short positions are included in the fee table.

Response:     The Fund does not expect to take any short positions in its first twelve months of operation. As a result, expenses associated with short positions have not been included in the fee table.

Comment 33:  Please include a clarifying statement that because the expense example assumes a 5% annual return, as required by the SEC, that no incentive fee payments are reflected in the example. See Comment 30 above.

Response:     The requested disclosure has been added to the Registration Statement.

The Adviser

Comment 34:  The disclosure refers to a NorthStar operated publicly-traded REIT that has produced 20% annual return for shareholders since 2004. Please remove the disclosure since the Fund and the REIT have materially different investment strategies, which means that the investment results of the two investment vehicles do not correlate. See Comment 16 above.

Response:     The disclosure has been removed as requested.

Use of Proceeds

Comment 35:  The Cover Page states that it is expected that proceeds from the offering are going to be used to pay distributions. Please include a similar discussion of anticipated use of proceeds in this section as well.

Response:     The requested disclosure has been added to the identified section.

Asen Parachkevov, Esq.

October 2, 2015

Investment Objectives and Strategies

Comment 36:  The “Market Opportunity” subsection includes a discussion of individual country GDP growth rates and inflation rates for 2014, citing Bloomberg Finance L.P. as a source. Please include more recent information about growth and inflation rates, if available, and a discussion of recent market conditions.

Response:  The Fund respectfully submits that the information about growth and inflation rates for 2014 is the most recent available.

Comment 37:  The discussion regarding CLO securities, and CLO equity tranches specifically, includes a claim that “CLO equity is expected to face decreased risks in a rising rate environment.” What is this claim based on? Is there any historical data regarding the performance of CLO equity tranches in a rising interest rate environment?

Response:     Distributions on CLO equity are made from “excess spread” (i.e., the difference between the interest collected on the assets in a CLO’s portfolio and the sum of the interest payable on the CLO securities and certain fees, expenses and other amounts payable by the CLO). A majority of the assets contained in the portfolio of post-crisis, or 2.0 CLOs, are floating rate leveraged loans that have LIBOR floor arrangements which provide a guaranteed minimum yield on their loans no matter how low their benchmark LIBOR rate falls. CLO securities, which generally pay 3-month LIBOR plus a spread, do not have LIBOR floor arrangements. As such, when LIBOR is falling on the CLO securities but capped for the CLO’s floating rate leveraged loans (or rising for the CLO securities but also rising above the average LIBOR floor on a CLO’s floating rate leveraged loans), more investment income in the form of excess spread will be available to distribute to CLO equity holders. Conversely, if LIBOR increases on the CLO securities but stays below the average LIBOR floor on a CLO’s floating rate leveraged loans, less investment income in the form of excess spread will be available to distribute to CLO equity holders. The disclosure has been revised accordingly.

Types of Investments and Related Risks

Comment 38:  In the “Senior Loan Risk” subsection, it is disclosed that “the Fund will typically acquire senior loans through assignments.” Please revise the relevant sections of the Registration Statement relating to the Fund’s principal investment strategy, as well as those detailing Fund risks, to reflect this component of the Fund’s strategy.

Asen Parachkevov, Esq.

October 2, 2015

Response:     The Fund respectfully submits that it does not believe that additional disclosure is warranted in connection with the description of its investment strategies. The Fund views the above referenced language as a factual statement concerning how senior loans are typically acquired and does not view the method of acquisition as a component of its principal investment strategy.

Management of the Trust and the Fund

Comment 39:  Please explain whether the Nominating and Corporate Governance Committee would consider nominees proposed by shareholders; please explain whether there are any restrictions or requirements for shareholder nominees and describe the procedures for such submissions generally.

Response:     The requested explanation has been added to the disclosure regarding the nominating and governance committee.

Management and Incentive Fees

Comment 40:  Please provide examples of incentive fee calculations for the following scenarios: (1) if the hurdle rate is not met, (2) if the hurdle rate is met but the “catch up” provision is not fully satisfied, and (3) if the hurdle rate and the “catch-up” are satisfied.

Response:     The requested examples have been added to the Registration Statement.

* * *

In the event the Fund requests acceleration of the effective date of the pending registration statement, it hereby undertakes to furnish a letter, at the time of such request, acknowledging that:

•	should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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October 2, 2015

•	the Fund may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you should need further information or clarification.

Sincerely,

/s/ Cynthia R. Beyea
Cynthia R. Beyea